Exhibit 99.1

AKANDA TO ACQUIRE PORTUGAL-BASED HOLIGEN, SECURING A CANNABIS SECTOR LEADERSHIP POSITION IN EUROPE, THE MIDDLE EAST AND AFRICA (EMEA) WITH EU GMP MARKET ACCESS

Transformational deal will add prized cultivation, manufacturing and distribution assets to accelerate Akanda’s seed-to-patient model and satisfy demand in fast-growing European cannabis markets

Akanda will have immediate EU GMP certification, a significantly expanded product portfolio, and an award-winning genetics library

London, April 20, 2022: International medical cannabis company Akanda Corp. (“Akanda” or the “Company”) (NASDAQ: AKAN) today announced it has entered into a definitive agreement to acquire 100% of the issued and outstanding shares of Holigen Limited (“Holigen”) from The Flowr Corporation (“Flowr”) (TSXV: FLWR, OTC: FLWPF). The proposed acquisition will significantly accelerate Akanda’s seed-to-patient business model in the EMEA region, improving the Company’s ability to meet growing demand for medical cannabis and positioning it for adult use markets as regulations evolve.

The highly complementary acquisition of Holigen, the owner of a Portugal-based cultivator, manufacturer and distributor, provides Akanda with both the capacity and route-to-market for delivering first-party and third-party (“1P/3P”) EU Good Manufacturing Practice (GMP) certified medical cannabis to legal EU markets through an efficient vertically integrated model. Holigen’s wholly owned subsidiary RPK Biopharma Unipessoal, Lda (“RPK”), consists of a high-quality 20,000 square foot indoor EU GMP certified grow facility located near Lisbon (in Sintra) dedicated to the cultivation of high-THC premium cannabis as well as a large seven million square foot (180+ acres) outdoor facility located two hours south in Aljustrel. Combined, the Company believes these facilities will provide the flexibility of capacity in Portugal to produce two tonnes of 1P premium indoor cannabis, over 100 tonnes of 1P outdoor cannabis, and over eight tonnes of 3P manufacturing capacity annually.

Holigen’s prized purpose-built indoor grow facility is the only one of its kind that can produce EU GMP medical cannabis equivalent to the recreational grades available in North America. Pursuant to the terms of the acquisition, Akanda will also benefit from the genetics library available from Flowr, including its award-winning BC Pink Kush, BC Black Cherry and BC Strawnana as well as certain new exotic genetics that will be exported to Portugal from Canada. Holigen harvested approximately 300 kilograms of medical cannabis in the first quarter of 2022. Initial in-process testing for both genetics of medical cannabis are indicating high THC content levels of greater than 25%.

The European medical cannabis market has continued to grow as additional countries have updated their regulations to legalize the use of medical cannabis. Prohibition Partners estimates the medical market generated approximately US$382 million in 2022 and will reach US$2.5 billion by 20261.

Key Transaction Highlights and Benefits to Shareholders

●	EU GMP certification achieved. The acquisition provides the Company with EU GMP certification, bolstering Akanda’s pharmaceutical credentials and opening direct international market access.

●	Significant synergies. The acquisition brings together two international medical cannabis companies with assets complementary to Akanda’s operations in Africa and the UK, distribution networks, products, and capabilities, resulting in significant synergies and creating a powerful 1P/3P platform for accelerated growth, including the option to leverage existing Holigen infrastructure to process and release Bophelo flower, resulting in significant cost/time savings and higher margins.

1 Source: The European Cannabis Report: 7th Edition.

●	Enhanced cash flow generation. The addition of Holigen reduces Akanda’s immediate capital expenditure requirements and improves its margin profile, helping accelerate the Company's path to positive free cash flow generation.

●	Unmatched global cannabis leadership. Holigen will add to Akanda's capabilities with advanced cultivation expertise that would be an asset to the global cultivation operations of the combined company. Tom Flow, an internationally recognized cultivation professional with over 18 years of experience across a range of grow operations, is expected to join Akanda, subject to agreement and board approval.

●	Hyper-scalability in EMEA. Holigen would provide Akanda with significant asset scalability in the EU, while at the same time optimizing seasonality by having cultivation operations in both the northern and southern hemispheres, which is unique in the industry.

●	Premium indoor cultivation. The Sintra facility is a 20,000 square foot premium indoor facility designed to produce at least two tonnes of high-THC premium medical cannabis per year. The facility is one of limited number of fully certified EU GMP indoor facilities currently operating in Europe.

●	Large-scale outdoor cultivation. The Aljustrel facility is comprised of over seven million square feet of cultivation capacity and completed a successful outdoor grow over a 30-acre parcel of land – see here.

●	Expanded B2B sales and services opportunities. While Holigen’s indoor facility can grow up to two tonnes of cannabis, it can also process over eight tonnes annually. This will expand opportunities for the processing of 3P cannabis products.

●	Immediate B2C sales opportunities in the UK. Holigen’s product offering is expected to be in high demand in the burgeoning UK medical market and is planned to eventually be offered via Canmart, Akanda’s fully licensed importer and wholesaler operation in the UK.

●	Potential for Portuguese market development. Akanda intends to pursue product distribution and B2C partnerships in Portugal, addressing currently unmet demand in the market.

●	Expanded inventory and genetics portfolio. Today, Holigen has more than 300 kilograms of high-THC premium medical cannabis in current inventory, comprised of BC Black Cherry and BC Strawnana. Akanda will own Holigen’s award winning genetics library, consisting of over 40 strains known for their high THC terpene richness and vigor, which we plan to make available through the Akanda distribution model.

●	European adult-use optionality. While Akanda’s business model is premised on existing global medical markets, multiple European companies are in the process of opening adult-use markets and the Company intends to supply these markets as they begin to open.

Tom Flow, Interim CEO of Flowr, has been in charge of running and managing Holigen since October 2021, and following the successful completion of the acquisition, is expected to stay on and continue running the operation. An accomplished business leader and recognized cultivation expert, Flow co-founded Flowr in 2016 and has served in roles including CEO, Chief Operating Officer, and President. Prior to Flowr, he was co-founder and Chief Operating Officer of MedReleaf Corp, a Canadian Licensed Producer which was sold to Aurora Cannabis for US$2.5 billion (C$3.2 billion). Flow sits on the board and advisory committees of several cannabis-related companies.

“Holigen is a transformative building block in our mission to help people lead better lives through improved access to high quality and affordable cannabis products,” said Tej Virk, Chief Executive Officer of Akanda. “Together with Holigen, we will become the clear leader in current and emerging markets in Europe for both medical and eventually adult use customers. Portugal is one of the EU’s leading jurisdictions to conduct cannabis business with a forward-looking government, in addition to a responsive regulator. The government has been actively discussing the advancement of legalization of adult-use cannabis and Akanda is dedicated to our presence in the country as the landscape continues to evolve. This acquisition materially accelerates our strategy and financials, and positions us to create significant, sustainable value.”

Virk added, “We are leveraging our recent Initial Public Offering to secure state-of-the-art GMP-certified facilities that have been the recipient of nearly US$16 million of investment over the past several years. There are also powerful strategic synergies with our first-party/third-party operating model and assets in Africa and the UK, including the immediate opportunity to supply the growing number of European patients that are seeking access to these high-quality cultivars.”

Added Louisa Mojela, Executive Chairman of Akanda, “With this acquisition, Akanda will gain the substantial knowledge and skills of the Holigen team, which has extensive experience in the U.S. west coast and which has overseen the buildout of one of the most advanced indoor grows in the world in Portugal. The cross-pollination of this expertise will help Akanda deliver on our promise of manufacturing high quality, scalable and affordable medical cannabis at our Bophelo campus and our footprint for our ESG initiatives. We expect to leverage this expertise for emerging market opportunities in Lesotho, Africa.”

“The combination of Akanda and Holigen is an ideal synergistic opportunity for Holigen,” added Flow. “With outstanding agricultural resources in both hemispheres, we can optimize production year-round, which is truly unique. And the exceptional cultivation talent the combined organization will have will enable us to innovate with unique genetic strains. Finally, this combination creates a more vertically integrated operation, with significant underused grow, processing, and distribution capacity, allowing us to control the value chain, expand revenue sources and capture market share.”

Transaction Summary

Under the terms of the definitive agreement, Akanda will acquire Holigen for a combination of US$3.0 million in cash (C$3.75 million), 1.9 million Akanda common shares, and the assumption at RPK of approximately US$4.3 million (€4.0 million) of debt which is non-recourse to Akanda. In addition, to further align Akanda and Flowr, concurrently with the closing of the acquisition, Akanda will purchase 14,285,714 Flowr common shares for aggregate gross proceeds to Flowr of approximately US$790,000 (C$1.0 million) at a price per share of C$0.07, subject to the approval of the TSX Venture Exchange. Akanda has also provided US$678,000 of interim funding to Holigen to fund Holigen's working capital needs prior to closing of the acquisition.

The acquisition, which has been approved by the Boards of Directors of both companies, is expected to close during the second quarter of 2022, and is subject to the satisfaction or waiver of customary closing conditions, including the approval by the TSX Venture Exchange.

About Akanda Corp.

Akanda is an international medical cannabis and wellness platform company seeking to help people lead better lives through improved access to high quality and affordable products. The Company is building a seed-to-patient supply chain, connecting patients in the UK and Europe with diverse products including cannabis products cultivated at its competitively advantaged grow operation in the Kingdom of Lesotho and with other trusted third-party brands. Akanda’s initial portfolio includes Bophelo Bioscience & Wellness, a GACP qualified cultivation campus in the Kingdom of Lesotho in Southern Africa, and CanMart, a UK-based fully licensed pharmaceutical importer and distributor which supplies pharmacies and clinics within the UK.

Connect with Akanda: Email | Website | LinkedIn | Twitter | Instagram

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development, manufacturing plans, regulatory landscape, potential acquisitions and synergies, integration plans and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

Third Party Information

This press release includes market and industry data that has been obtained from third party sources, including industry publications. The Company believes that the industry data is accurate and that its estimates and assumptions are reasonable, but there is no assurance as to the accuracy or completeness of this data. Third party sources generally state that the information contained therein has been obtained from sources believed to be reliable, but there is no assurance as to the accuracy or completeness of included information. Although the data is believed to be reliable, the Company has not independently verified any of the data from third party sources referred to in this press release or ascertained the underlying economic assumptions relied upon by such sources.

Investor Contact

Matt Chesler, CFA

FNK IR

ir@akandacorp.com

Media Contacts

United States:

Annie Grant

Allison + Partners

akanda@allisonpr.com

Europe:

Imogen Saunders

Irvine Partners

imogen@irvinepartners.co.uk

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